FOSTER'S
GROUP

ASX RELEASE

07028056

The following release was made to the Australian Securities Exchange Limited today:

"Off-Market Buy-Back - Market Price"

SUPPL

Released: 12 October 2007

Pages: 2
(including this page)

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 11/19

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S
GROUP

12 October 2007

FOSTER'S SHARE BUY-BACK MARKET PRICE

On 28 August 2007, Foster's Group Limited (Foster's) announced its intention to buy back up to $250 million worth of shares through an off-market share buy-back tender process.

Shareholders were invited to tender some or all of their shares, at discounts of between 8% and 14% inclusive to the Market Price[1] or as a final price tender, by 7:00pm (Melbourne Time) today.

The Market Price[1] for the buy-back has been determined to be $6.7731. For the range of tender discounts set out in the buy-back booklet the equivalent buy-back prices are as follows:

Tender Discount	Equivalent Buy-Back Price
14%	$5.82
13%	$5.89
12%	$5.96
11%	$6.03
10%	$6.10
9%	$6.16
8%	$6.23

Results of the share buy-back tender, including the buy-back discount, the buy-back price, and scale-back (if any), are expected to be announced on 15 October 2007.

For further information regarding the Tender process, please consult the buy-back booklet, available from www.fostersgroup.com or contact the Foster's share buy-back information line on 1300 731 671 within Australia or +61 3 9415 4684 if you are calling from outside Australia.

[1] Volume weighted average price of Foster's ordinary shares on the Australian Securities Exchange over the five trading days up to and including 12 October 2007, excluding certain trades considered to be not 'at market' trades.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's Completes $250 million Share Buy-Back"

Released: 15 October 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

15 October 2007

FOSTER'S COMPLETES $250 MILLION OFF- MARKET SHARE BUY- BACK

Foster's Group Limited (Foster's) today successfully completed its off-market share buy-back, returning $250 million to shareholders.

The outcomes of the off-market share buy-back tender are summarised below:

Market Price[1]	$6.7731
Buy-back discount	14%
Buy-back price	$5.82
Capital component	$1.83 per share
Fully franked dividend component	$3.99 per share
Tax Value[2]	$6.26 per share
Number of shares bought back	43.0 million
Value of shares bought back	$250 million
Percentage of issued capital bought back	2.2%

Under the buy-back tender, announced in August this year, Foster's has bought back $250 million worth of shares at $5.82 per share, a 14% discount to the Market Price[1] of $6.7731.

A total of 43.0 million shares, or 2.2% of Foster's issued capital, was bought back at $5.82 per share. No tenders were excluded on the basis of minimum price condition.

"This is an excellent result for Foster's shareholders", said Foster's Chief Executive Officer, Trevor O'Hoy. "This result delivers on our commitment to return approximately $250 million of capital to shareholders via an off-market share buy-back."

For shareholders who successfully tendered their shares, $3.99 of the buy-back price is a fully franked dividend for Australian taxation purposes.

For Australian capital gains tax purposes, the deemed capital proceeds are $2.27, comprised of the $1.83 capital component plus $0.44, the excess of the Tax Value over the buy-back price.

Due to strong tender demand, a scale back of tenders has been undertaken. Shares tendered at a 14% tender discount and Final Price Tenders will be accepted but will be scaled back by approximately 79.25% subject to the following:

- *Priority Parcels* – a Priority Parcel of 800 shares will be bought back from each shareholder who tendered shares at a 14% discount or as a Final Price Tender. Where the total number of shares within the Priority Parcel tendered is equal to or less than 800, all shares will be bought back.

- *Small Holding Tenders* – a Small Holding Tender is one which was tendered at a 14% discount or as a Final Price Tender and would result in a holding of 300 shares or less as a result of the scale-back. Small Holding Tenders will not be subject to scale-back.

Shares tendered at less than a 14% discount were not bought back.

Shares not successfully tendered are now available for shareholders to deal with at their discretion.

Dispatch of cheques and direct crediting to bank accounts of tender proceeds will complete by Friday, 19 October 2007.

For further information regarding the tender process, please consult the buy-back booklet, available from www.fostersgroup.com or contact the Foster's share buy-back information line on 1300 731 671 within Australia or +61 3 9415 4684 if you are calling from outside Australia.

1 Volume weighted average price of Foster's ordinary shares on the Australian Securities Exchange over the five trading days up to and including 12 October 2007, excluding certain trades considered to be not 'at market' trades.

2 The Tax Value of $6.26 was calculated as $5.73 adjusted by the movement in the S&P/ASX200 Index from the open of trading on 28 August 2007 to the close of trading on 12 October 2007. The calculation adopts the methodology contained in the 2004 Australian Taxation Office (ATO) Taxation Determination, TD 2004/22, which sets out the ATO's view generally in relation to determining the Tax Value of shares bought back off-market.

Further information

Media

Troy Hey
Tel: + 61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3F – Final Share Buy-Back Notice"

Released: 15 October 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15 October 2007
(Assistant Company Secretary)

Print name: Robert Keith Dudfield

== == == == ==

END

+ See chapter 19 for defined terms.